Exhibit 4.13

SMART Technologies 3636 Research Road NW Calgary, AB T2L 1Y1 CANADA Phone 403.245.0333 Fax 403.228.2500 info@smarttech.com www.smarttech.com	SMART Technologies Corporation Suite 1120, 1655 North Fort Myer Dr. Arlington, VA 22209 USA info@smarttech.com www.smarttech.com

March 31st, 2016

Warren Barkley

[address redacted for confidentiality]

Dear Warren,

As per your request, this Supplemental Letter will serve as an amendment to your current executive employment agreement with SMART Technologies Inc. and identify the details of our agreed upon arrangement.

You have requested to move back to Seattle and work out of our office there. I have agreed to these terms based on the following adjustments to your current employment agreement. You agree that you will continue to be required to travel to the Calgary office on a regular basis. The company is prepared to provide you with assistance for two trips per month to commute until your relocation has been completed or as approved by the CEO.

Entity Change

Currently, you are employed with the SMART Technologies Inc. entity but since you will now be residing in the US, this letter will amend your executive employment agreement and you will be employed by SMART Technologies Corporation. All other clauses in the executive employment agreement except for the amendments below will remain the same.

Annual Salary

Your Annual Salary will remain at the same equivalent rate but will be changed to US funds, such that your Canadian salary of CAD$415,000 will be replaced with a US salary of USD$415,000 without any regard to a currency exchange conversion. The effective date of your transfer to Smart Technologies Corporation will be April 1st, 2016. All expense claims incurred up to the transfer date will be reimbursed in Canadian funds and US funds after the transfer date.

Short Term Incentive

You will continue to be eligible to participate in our annual discretionary bonus plan which will be prorated and paid in Canadian funds prior to the transfer date for any Fiscal 2016 payments. Fiscal 2017 will be paid in US funds.

Change of Control Clauses, Retiring Allowance Clause, Long Term Incentive, Executive Team Retention Plan & Executive Retention Award Payments

Any payments and amounts specified under these plans will be paid as per the current agreements. Should you be entitled to an Executive Retention Award payment or a cash bonus payment, such payments shall remain based on the Canadian dollar. At the time of any such payment, the Canadian dollar amount shall be converted and paid to you in US dollars at the then prevailing exchange rate. For the purpose of the calculation of the Retiring Allowance in Article 4.4(c) of your employment agreement, the words “Annual Salary” in (i) and (iii) shall mean CAD $415,000, and following calculation shall be converted and paid to you in US dollars at the then prevailing exchange rate.

International Relocation

You will be eligible to receive reimbursement from SMART Technologies Corporation for costs to move your household items with a moving company up to a maximum of $20,000 US. A receipt from the moving company will be required to support your reimbursement.

Repayment

If you choose to leave SMART’s employ due to voluntary resignation or are terminated with cause before completion of one (1) year service following the relocation, you agree to repay:

a)	The total amount received as reimbursement for relocation expenses; and

b)	Any Additional Salary you have been paid from the date of your relocation to the date of your departure. “Additional Salary” is defined as the difference between your new US$415,000 salary and what your US dollar salary would have been if calculated using the market exchange rate between the US and Canadian dollar on the date of your relocation to Seattle, prorated for the amount of time you have received your new US dollar salary.

Where a repayment is required, the amount owing may be deducted from your salary or from any other amounts due and owing to you, if no other repayment arrangements have been made.

These repayment obligations become null and void if there is a Change of Control as defined in your agreement.

Schedule “B” - Definitions

With respect to the definitions of a “Change of Control”, all references to SMART Inc. shall continue to be references to SMART Technologies Inc. The definition of Good Reason shall be amended to delete (ii) and replace with:

(ii)	the requirement that the Executive be based anywhere other than SMART Technologies Corporation’s Seattle office on a normal and regular basis; or

The parties agree that in addition to the executive employment agreement being governed by the laws of Alberta, the Washington State based employment relationship with you shall be governed by any required state and federal laws.

Implementation

Given the complexities associated with an international executive relocation and the time required to obtain definitive advice on various matters, the parties agree to obtain coordinated accounting, tax, immigration and other advice, and to take this advice into consideration in good faith in determining whether and how to make technical amendments to the implementation of the arrangements contemplated herein.

If you have any further questions or concerns, please feel free to contact me or Deb Milimaka Miles directly. Warren, I appreciate your continued contribution and I have every confidence that you will make this transition seamless for us as a company.

Yours truly,

SMART Technologies Inc.

Per:	Neil Gaydon

President & Chief Executive Officer

Such changes are agreed upon and accepted by SMART Technologies Corporation, and SMART Technologies Corporation accepts the assignment of the executive employment agreement (amended in accordance with the above terms).

SMART Technologies Corporation

Per:	/s/ Neil Gaydon

I accept the changes to my employment on the terms and conditions as outlined in this supplemental letter, and understand that such changes will constitute an amendment to my executive employment agreement as of April 1st, 2016.

Signed this 4th day of April, 2016	/s/ Warren Barkley
Warren Barkley

Witnessed	Deb Milimaka Miles	/s/ Deb Milimaka Miles
	Print Name	Signature

Cc:	VP, People Services